UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

________________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 27)

________________________

STRYKER CORPORATION

(Name of issuer)

Common Stock, $.10 Par Value

(Title of class of securities)

863667 10 1

(CUSIP Number)

December 31, 2007

(Date of event which requires filing of the statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[  ]  Rule 13d-1(d)

CUSIP No. 863667 10 1                         13G                                          Page 2 of 7 Pages

1.        Name of Reporting Person

S.S., or I.R.S. Identification of Above Person

Jon L. Stryker

2.        Check the Appropriate Box if a Member of a Group

N/A

3.        SEC Use Only

4.        Citizenship or Place of Organization

U.S.

5.        Sole Voting Power

4,983,125 Shares

6.        Shared Voting Power

75,632,064 Shares

7.        Sole Dispositive Power

4,983,125 Shares

8.        Shared Dispositive Power

75,632,064 Shares

9.        Aggregate Amount Beneficially Owned by Each Reporting Person

80,615,189 Shares

10.        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.        Percent of Class Represented by Amount in Row 9

19.6%

12.        Type of Reporting Person

IN

CUSIP No. 863667 10 1                         13G                                          Page 3 of 7 Pages

1.        Name of Reporting Person

S.S., or I.R.S. Identification of Above Person

Pat Stryker

2.        Check the Appropriate Box if a Member of a Group

N/A

3.        SEC Use Only

4.        Citizenship or Place of Organization

U.S.

5.        Sole Voting Power

2,468,339 Shares

6.        Shared Voting Power

75,632,064 Shares

7.        Sole Dispositive Power

2,468,339 Shares

8.        Shared Dispositive Power

75,632,064 Shares

9.        Aggregate Amount Beneficially Owned by Each Reporting Person

78,100,403 Shares

10.        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.        Percent of Class Represented by Amount in Row 9

19.0%

12.        Type of Reporting Person

IN

CUSIP No. 863667 10 1                         13G                                          Page 4 of 7 Pages

1.        Name of Reporting Person

S.S., or I.R.S. Identification of Above Person

Ronda E. Stryker

2.        Check the Appropriate Box if a Member of a Group

N/A

3.        SEC Use Only

4.        Citizenship or Place of Organization

U.S.

5.        Sole Voting Power

7,327,977 Shares

6.        Shared Voting Power

75,632,064 Shares

7.        Sole Dispositive Power

7,327,977 Shares

8.        Shared Dispositive Power

75,632,064 Shares

9.        Aggregate Amount Beneficially Owned by Each Reporting Person

82,960,041 Shares

10.        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.        Percent of Class Represented by Amount in Row 9

20.2%

12.        Type of Reporting Person

IN

Page 5 of 7 Pages

Item 1.

(a)        Name of Issuer:  Stryker Corporation

(b)        Address of Issuer's Principal Executive Offices:

2825 Airview Boulevard

Kalamazoo, MI  49002

Item 2.

(a)        Names of Persons Filing:

(b)        Addresses of Principal Business Office or, if none, Residence:

Jon L. Stryker

Greenleaf Trust

100 W. Michigan Avenue

Kalamazoo, MI  49007

Pat Stryker

            Bohemian Companies

            103 W. Mountain Avenue

            Ft. Collins, CO  80524

Ronda E. Stryker

Greenleaf Trust

100 W. Michigan Avenue

Kalamazoo, MI  49007

(c)        Citizenship:            U.S.

(d)        Title of Class of Securities:            Common Stock, $.10 Par Value

(e)        CUSIP Number:            863667 10 1

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the persons filing are:  N/A

Item 4.  Ownership

(a)        Amount Beneficially Owned:

                        At December 31, 2007 Jon L. Stryker, Pat Stryker and Ronda E. Stryker, as members of the Advisory Committee under the L. Lee Stryker Trust (the "Stryker Trust") executed September 10, 1974, beneficially owned 75,632,064 shares of Common Stock, $.10 par value (the "Common Stock"), of Stryker Corporation.

Page 6 of 7 Pages

The following table shows the beneficial ownership (other than indirect beneficial ownership through the Stryker Trust) of shares of Common Stock by the persons (other than the Stryker Trust) named in response to Item 2(a):

Name	Number of Shares
Jon L. Stryker	4,983,125
Pat Stryker	2,468,339
Ronda E. Stryker	7,327,977

(b)        Percent of Class:

The shares of Common Stock described in response to Item 4(a) amounted to 22.0% of the outstanding shares of Common Stock on December 31, 2007.

(c)        The following table sets forth, for each of the persons named in response to Item 2(a), the number of shares of Common Stock as to which such person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct to vote, (iii) sole power to dispose or to direct the disposition of or (iv) shared power to dispose or to direct the disposition of.

	Power to Vote or			Power to Dispose or to
	to Direct the Vote			Direct the Disposition of
Name	Sole	Shared		Sole	Shared
Jon L. Stryker	4,983,125	75,632,064	(1)	4,983,125	75,632,064	(1)
Pat Stryker	2,468,339	75,632,064	(1)	2,468,339	75,632,064	(1)
Ronda E. Stryker	7,327,977	75,632,064	(1)	7,327,977	75,632,064	(1)

(1)    Includes 75,632,064 shares of Common Stock owned by the Stryker Trust as to which such person, as a member of the Advisory Committee, may be deemed to share voting power and the power to direct the disposition.

Item 5.  Ownership of Five Percent or Less of a Class:

                                   N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

N/A

Page 7 of 7 Pages

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on
by the Parent Holding Company:

N/A

Item 8.  Identification and Classification of Members of the Group:

N/A

Item 9.  Notice of Dissolution of Group:

N/A

Item 10.            Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2008                                /s/ JON L. STRYKER

Jon L. Stryker

Date:  February 11, 2008                                /s/ PAT STRYKER

Pat Stryker

Date:  February 11, 2008                                /s/ RONDA E. STRYKER

Ronda E. Stryker